Exhibit 99.3

May 30, 2025

Letter to Shareholders

Highlights:

●	Immuron on track to exceed A$7 million in Sales this financial year

●	Uniformed Services University anticipates topline results of Travelan® clinical study in October 2025

●	Immuron anticipates IMM-529 (Clostridiodes difficile infection) IND submission to the FDA in August 2025

●	Launch plans underway for ProIBS® in Australia

●	Immuron anticipates IMM-986 (Vancomycin-resistant enterococci) pre-clinical research results in August 2025

Dear Shareholder,

I am pleased to provide you with a brief update on progress with a number of projects at Immuron Limited (ASX: IMC; NASDAQ: IMRN).

Sales

As announced on April 10, Immuron, achieved record sales up to the end of March for the current Financial Year. These were the highest in the company’s history. The momentum continued into April during the Easter and ANZAC holiday periods, as well as the spring and summer break in North America.

Immuron is on track to exceed A$7 million in sales this financial year, which is a momentous increase on the previous year’s sales of A$4.9 million.

Clinical Trial Update

Immuron has three therapeutic products under development: IMM-124E (Travelan®) for traveller’s diarrhea; IMM-529 for Clostridioides difficile infection and IMM-986 for Vancomycin-resistant enterococci.

IMM-124E

Immuron reported on March 7 that recruitment for the Uniformed Services University Travelan®  field study had been completed. We are pleased to advise that all of the US armed services participants in this study have now been randomized and deployed. We anticipate the final visit of the Last Patient will be in July 2025 with topline results to follow in October 2025. It is hoped that this trial will enable Travelan® to be recommended in traveller’s diarrhoea guidelines thereby increasing its market potential as well as enhancing the long standing relationship with the US Department of Defense.

Following these results Immuron will request the end of Phase 2 meeting with the FDA for IMM-124E which all act as a precursor to commencement of a Phase 3 clinical program.

Based on Lumanity’s opportunity assessment prepared for Immuron, the base case yearly revenue in USA for IMM-124E is projected at US$102 million.

IMM-529

Immuron is progressing with a new Investigational New Drug (IND) application to the Food and Drug Administration (FDA) to initiate the clinical development of IMM-529 for the treatment of Clostridioides difficile infection (CDI) and prevention of recurrence of CDI. Immuron has completed a final draft of the Investigational brochure and clinical protocol, which will assist in authoring the non-clinical and clinical sections of the IND which are also largely completed. Immuron anticipates IND submission to the FDA in August 2025. Approval of this IND submission by the FDA is a precursor to commencement of a Phase 2 clinical program.

At last year’s AGM presentation, we advised Lumanity’s assessment that the IMM-529 market in the US can reach peak revenues of ~US$400 million.

ProIBS product launch

Immuron reported on March 5 that it had entered into an agreement with Calmino to distribute ProIBS® exclusively in Australia and New Zealand. ProIBS® is a European certified medical product for the treatment of symptoms related to IBS such as abdominal pain, bloating and changes in bowel movement (i.e., diarrhoea and/or constipation). Immuron has listed ProIBS® in Australia as a listed complementary medicine. Immuron is purchasing the product from Calmino and anticipates making a gross margin typical for a consumer health product in Australia. Immuron has now placed a purchase order with Calmino and anticipates delivery of product in 3Q2025 with a product launch in 1Q2026. The IBS treatment market in Australia is estimated to be a part of the broader "Digestives & Intestinal Remedies" market, generating a revenue of around A$221 million in 2025, with a projected annual growth rate of 3.28%.

Pre-clinical Trial Update

On January 5 Immuron reported a research collaboration with Monash University to develop a new therapeutic candidate against Vancomycin-resistant enterococci (VRE). Immuron has named this IMM-986. VRE antimicrobial resistance (AMR) poses a significant threat to healthcare systems worldwide. AMR can lead to more severe and harder-to-treat infections in healthcare settings, such as hospitals and nursing homes. These infections often result in longer hospital stays, higher medical costs, and increased mortality rates. In the U.S., the estimated national cost to treat these infections exceeds $4.6 billion annually (CDC Antimicrobial Resistance Facts and Stats). Immuron anticipates the results of this pre-clinical research to be completed in August 2025.

Thank you for your ongoing support.

Steven Lydeamore

Chief Executive Officer

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore
Chief Executive Officer
steve@immuron.com

FORWARD-LOOKING STATEMENTS:

This document may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

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